Exhibit 8.1

LIST OF SUBSIDIARIES

Subsidiaries	Jurisdiction of Organization	Percentage of Ownership
E-Home Household Service Holdings Limited	Hong Kong	100%
E-Home Household Service Technology Co., Ltd.	PRC	100%
Pingtan Comprehensive Experimental Area E Home Service Co., Ltd.	PRC	100%
Fuzhou Bangchang Technology Co. Ltd.	PRC	100%
Fuzhou Yongheng Xin Electric Co., Ltd. (“YHX”)	PRC	100%
Fujian Happiness Yijia Family Service Co., Ltd.	PRC	100%
Yaxing Human Resource Management (Pingtan)Co., Ltd.	PRC	51%
Fuzhou Gulou Jiajiale Family Service Co. Ltd.	PRC	100%
Yaxin Human Resource Management (Fuzhou) Co., Ltd.	PRC	100%